FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 29, 2011

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.
Taiwan Stock Exchange filing entitled, “The revision of the transaction price of the fore-announced acquisition of the stock of M.Setek Co., Ltd., on behalf of ACC, a subsidiary of AUO” dated September 29, 2011.

2.
Taiwan Stock Exchange filing entitled, “The revision of the transaction price of the fore-announced disposal of the stock of M.Setek Co., Ltd., on behalf of AULB, a subsidiary of AUO” dated September 29, 2011.

3.	Taiwan Stock Exchange filing entitled, “The announcement of the investment in AU Optronics (Xiamen) Corp., on behalf of AU Optronics (L) Corp.("AULB"), a subsidiary of AUO” dated September 29, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: September 29, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
September 29, 2011
English Language Summary

Subject:	The revision of the transaction price of the fore-announced acquisition of the stock of M.Setek Co., Ltd., on behalf of ACC, a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/09/29

Contents:
1.	Date of occurrence of the event: 2011/09/29
2.	Date of the original public announcement and reporting: 2011/01/14
3.	Summary of the content originally publicly announced and reported:

AUO Crystal Corp.(“ACC”) will acquire the common stock and preferred stock of M.Setek Co., Ltd. from AU Optronics (L) Corp.
The transaction price of this acquisition is determined by the book value of “long-term investment of M.Setek”of AU Optronics (L) Corp. (“AULB”) based on the latest audited or reviewed financial report of M.Setek by a Certified Public Accountant after receiving the authority's approval. The book value of “long-term investment of M.Setek” of on September 30, 2010 is USD 189,815 thousand.

4.	Reason for, and major content of, the change:

The transaction price is set at JPY 10,218,500 thousand, which will be exchanged into US dollars at the average bid and offer spot rate of Bank of Taiwanon the business day immediately prior to the share transfer effective date.

5.	Effect on the Company's finances and business after the change: N/A
6.	Any other matters that need to be specified: Nil

Item 2

AU Optronics Corp.
September 29, 2011
English Language Summary

Subject:	The revision of the transaction price of the fore-announced disposal of the stock of M.Setek Co., Ltd., on behalf of AULB, a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/09/29

Contents:
1.	Date of occurrence of the event: 2011/09/29
2.	Date of the original public announcement and reporting: 2011/01/14
3.	Summary of the content originally publicly announced and reported:

AU Optronics (L) Corp. (“AULB”) will dispose its common stock and preferred stock of M.Setek Co., Ltd. to AUO Crystal Corp. The transaction price of this disposal is determined by the book value of“long-term investment of M.Setek” of AULB based on the latest audited or reviewed financial report of M.Setek by a Certified Public Accountant after receiving the authority's approval. The book value of “long-term investment of M.Setek” of AULB on September 30, 2010 is USD 189,815 thousand.

4.	Reason for, and major content of, the change:

The transaction price is set at JPY 10,218,500 thousand, which will be exchanged into US dollars at the average bid and offer spot rate of Bank of Taiwan on the business day immediately prior to the share transfer effective date.

5.	Effect on the Company's finances and business after the change: N/A
6.	Any other matters that need to be specified: Nil

Item 3

AU Optronics Corp.
September 29, 2011
English Language Summary

Subject:	The announcement of the investment in AU Optronics (Xiamen) Corp., on behalf of AU Optronics (L) Corp.("AULB"), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/09/29

Contents:
1.	Date of occurrence of the event: 2011/09/29
2.	Method of the present increase (decrease) in investment:
To invest by capitalizing from the Company through AULB or from AULB.
3.	Transaction volume, price per unit, and total monetary amount of the transaction:
US$ 100 million. The investment could be capitalized gradually.
4.	Company name of the invested mainland Chinese company:
AU Optronics (Xiamen) Corp.
5.	Paid-in capital of said invested mainland Chinese company:
US$ 180 million.
6.	Amount of new capital increment currently planned by said invested mainland Chinese company:
US$ 100 million. The investment could be capitalized gradually.
7.	Main business items of said invested mainland Chinese company:
The production and assembly of TFT-LCD module.
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinions.
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:
CNY 1,583,607 thousand
10.	Amount of profit/loss of said invested mainland Chinese

company on the financial statement for the most recent fiscal year: CNY 144,219 thousand
11.	Amount of actual investment to date in said invested mainland Chinese company: US$ 180 million.
12.	Counterparty to the transaction and its relationship to the Company: N/A
13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner  (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Resolved by The Board of the Company
18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal:
Long-term investment
20.	Do the directors have any objection to the present transaction?: No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 1,550,216 thousand

22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 51.90%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 8.57%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 19.15%

25.	Total amount of actual investment in the mainland China area to date: US$ 468,470 thousand
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 17.53%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.89%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.47%
29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2010: US$ 87,417thousand
2009: US$ 192,828 thousand
2008: US$ 57,682 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No.
32.	Any other matters that need to be specified:
The investment is subject to the authority's approval.